UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 11, 2010

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FPJ
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India. Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and year ended 31 December 2009, prepared as per US GAAP

USD in lakhs except share data

	Quarter ended 31 December		Year ended December 31
	2009 (Unaudited)	2008 (Unaudited)	2009 (Unaudited)	2008 (Audited)
Net Revenues	1,702	1,764	6,559	7,189
Cost of revenues	1,057	1,163	4,213	4,913
Gross profit	645	601	2,346	2,276
Selling, general and administrative expenses	344	327	1,243	1,327
Foreign exchange (gain) / loss, net	(32)	126	97	183
Operating income	333	148	1,006	766
Interest and dividend income	31	34	112	130
Interest expense	(6)	(5)	(15)	(18)
Interest expense reversed	15	—	28	65
Gain on sale of investments, net	1	3	95	97
Other income, net	2	5	19	26
Income before income taxes	376	185	1,245	1,066
Income taxes	(29)	24	47	52
Net Income	405	161	1,198	1,014
Earnings per share
- Basic	$0.31	$0.13	$0.93	$0.75
- Diluted	$0.31	$0.12	$0.92	$0.75
Weighted average number of common shares used in computing earnings per share
- Basic	128,640,543	128,421,190	128,254,916	135,590,677
- Diluted	132,730,301	128,541,554	130,241,085	135,760,422
Total assets	9,012	7,653	9,012	7,653
Cash and cash equivalents	635	601	635	601
Investments	3,842	2,483	3,842	2,483

Notes:

1                  The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the accounting principles generally accepted in the United States of America (‘US GAAP’). All inter-company transactions have been eliminated on consolidation.

2                  The Board has recommended a final dividend of 150% for the year 2009 (2008 : 150%), subject to approval of members.

3                  The subsidiaries considered in the consolidated financial statements as at 31 December 2009 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems (Czech) s.r.o, Patni Computer Systems Brasil Ltda, PCS Computer Systems Mexico SA de CV and Patni (Singapore) Pte. Ltd.

4                  The US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company in 2008 and during the year ended 31 December 2009, completed its assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the fiscal year ended 31 December 2008 and 2009 as a change in estimate:

	Year ended 31 December 2009	Year ended 31 December 2008
Reduction of accrual for payroll taxes (1)	(12)	(28)
Reduction in interest expense (2)	(16)	(65)
Increase in Interest expense	—	6
Reduction in other expense (3)	(2)	(11)
Reduction in income taxes - current	(94)	(125)
Increase in income taxes - deferred	11	41
Total	(113)	(182)

(1) Included under cost of revenues

(2) Included under Interest expense reversed

(3) Included under Other income, net

1

5                  The statute of limitation period applicable to tax return of the US Branch of the Company, for the year ended March 2006, expired on 15 December 2009 i.e. on expiry of 3 years from the date of filing, which was 15 December 2006. The company has, therefore, reversed the tax exposure reserves for taxes and interest pertaining to the US branch of the Company for the year ended March 2006. Accordingly, the following amounts have been included in the income statement for the year ended 31 December 2009:

Year ended 31 December 2009
Reversal of interest expense (i)	(12)
Decrease in income taxes -current	(74)
Increase in income taxes -deferred	2
Total	(84)

(i) Included in ‘Interest expense reversed’

6                  During the year, the Company received a favourable order from the Income Tax Appellate Tribunal allowing the set off of losses of 10A units against Business Income. Based on the same, the Company has reversed the relevant tax provisions amounting to $ 25.

7                  During 2009, due to adverse market conditions, the Company reviewed the recoverability of the carrying amount of IPR in accordance with ASC 360 (previously FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets (“ASC 360-10-05”). Based on the results of the recoverability test, the sum of the undiscounted cash flows of IPR expected to result from its use exceeded the carrying amount as at 31 December 2009. The Company estimated these undiscounted future cash flows that are directly associated with and are expected to arise as a direct result of using the IPR considering current prevailing economic conditions. The Company concluded that under ASC 360, no impairment charge should be recognized as at 31 December 2009, as the undiscounted cash flows expected to be received from the continuing use of IPR exceeded its carrying value as stated above.

8                  In December 2008, the Company received a Demand of approximately Rs. 4,587 for the Assessment Year (A.Y.) 2003-04 including an interest demand of Rs. 2,586 ($ 99 including an interest demand of approximately $ 56) and another Demand in January 2009 of approximately Rs. 11,318 for the A.Y. 2005-06 including an interest demand of approximately Rs. 4,220 ($ 243 including an interest demand of approximately $ 91). These new Demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961 (‘ACT’) as per earlier assessments. The Company has filed an appeal with the tax authorities and stay of demand has been granted till 28 February 2010 or settlement of appeal whichever is earlier.

As per stay of demand order, through December 2009, the Company has paid sum of Rs. 660 ($ 14) for the A.Y. 2003-04 and Rs.1,710 ($ 37) for the A.Y. 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The tax department had earlier rejected the Company’s claim under section 10A of the Act and raised a demand of approximately Rs. 6,302 ($ 135 including an interest demand of approximately $ 40) for A.Y. 2004-05 and Rs. 2,617 ($ 56 including an interest demand of approximately $ 30) for A.Y. 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeals) had allowed the claim under section 10A of the Act. The Indian Income Tax department has appealed against the CIT (Appeals’) orders in respect of A.Y. 2002-03 and 2004-05 in the tribunal. Management considers these Demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A.Y. 2006-07 disallowing 10A deduction of the Indian Income Tax Act, 1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for our BPO operations. The company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

9                  Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

10            The above statement of financial results were reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 11 February 2010.

2

Patni Computer Systems Limited	FPJ
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India. Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of financial statements prepared as per US GAAP - Convenience translation

Rs. in lakhs except share data

	Quarter ended 31 December		Year ended 31 December
	2009 (Unaudited)	2008 (Unaudited)	2009 (Unaudited)	2008 (Audited)

Exchange Rate (Rs.)	46.40	48.58	46.40	48.58

Net Revenues	78,961	85,700	304,346	349,234
Cost of revenues	49,010	56,484	195,487	238,657
Gross profit	29,951	29,216	108,859	110,577
Selling, general and administrative expenses	15,979	15,888	57,665	64,457
Foreign exchange (gain) / loss, net	(1,485)	6,127	4,497	8,919
Operating income	15,457	7,201	46,697	37,201
Interest and dividend income	1,434	1,654	5,208	6,316
Interest expense	(298)	(225)	(693)	(847)
Interest expense reversed	716	—	1,303	3,156
Gain on sale of investments, net	25	136	4,393	4,728
Other income, net	96	208	879	1,244
Income before income taxes	17,430	8,974	57,787	51,798
Income taxes	(1,355)	1,173	2,208	2,528
Net Income	18,785	7,801	55,579	49,270
Earnings per share
- Basic	14.60	6.08	43.33	36.44
- Diluted	14.15	6.07	42.67	36.44
Total assets	418,148	371,803	418,148	371,803
Cash and cash equivalents	29,445	29,215	29,445	29,215
Investments	178,268	120,624	178,268	120,624

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
February 11, 2010	Chief Executive Officer

3

Patni Computer Systems Limited	FPJ
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India. Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the year ended 31 December 2009, as per Indian GAAP.

Rs. in lakhs except share data

	Year ended 31 December
	2009 (Audited)	2008 (Audited)

Income
Sales and service income	314,615	311,727
Other operating income	1,860	1,028
	316,475	312,755

Expenditure
Personnel costs	183,573	183,287
Selling, general and administration costs	69,130	81,275
Depreciation (net of transfer from revaluation reserves)	14,208	11,414
	266,911	275,976

Profit from Operations before Other Income and Interest	49,564	36,779
Other income	11,081	11,856
Profit Before Interest	60,645	48,635

Interest costs	772	790
Profit After Interest for the year	59,873	47,845

Provision for taxation	5,445	7,027
MAT credit entitlement	(4,391)	(3,477)
Provision for taxation-fringe benefits	158	494
Net profit for the year	58,661	43,801

Paid up equity share capital (Face value per equity share of Rs. 2 each)	2,583	2,562

Reserves and surplus (excluding revaluation reserves)	350,590	281,420
Earnings per equity share of Rs.2 each
- Basic	45.74	32.30
- Diluted	44.93	32.25
Dividend per share (Face value per equity share of Rs. 2 each)	3.00	3.00

Notes:

1                  The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the principles and procedures as prescribed by the Accounting Standard on Consolidated Financial Statements, mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006 issued by the Central Government, in consultation with National Advisory Committee on Accounting Standards (‘NACAS’), the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India (‘SEBI’).

The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered. The amounts shown in respect of accumulated reserves comprise of the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financial statements are prepared using uniform accounting policies across the Group.

2                  The subsidiaries considered in the consolidated financial statements as at 31 December 2009 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems (Czech) s.r.o, Patni Computer Systems Brasil Ltda, PCS Computer Systems Mexico SA de CV and Patni (Singapore) Pte. Ltd.

3                  Investor complaints for the quarter ended 31 December 2009:

Pending as on 1 October 2009	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	10	10	—

4                  Statement of Utilisation of ADS Funds as of 31 December 2009

		No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)		12,312,500	466	57,393
Share issue expenses				3,694
Net proceeds				53,699

Deployment :
1	Held as short term investments			10,009
2	Utilised for Capital expenditure for office facilities			42,482
3	Exchange loss			1,208
Total				53,699

5                  Total Public Shareholding*

	2009	2008
- Number of Shares	32,479,658	31,086,629
- Percentage of Shareholding	25.15%	24.27%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders).

Promoters and Promoter group Shareholding	Year ended 31 December 2009
a) Pledge/Encumbered
- Number of shares	Nil
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil
B) Non-encumbered
- Number of shares	60,091,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%
- Percentage of shares (as a % of the total share capital of the Company)	46.54%

1

Patni Computer Systems Limited	FPJ
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India. Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

6                  The US Internal Revenue Service (“IRS”) completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company in 2008 and during the year ended 31 December 2009, completed its assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for the latter years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the fiscal years ended 31 December 2008 and 2009 as a change in estimate:

	Year ended 31 December 2009	Year ended 31 December 2008
Reduction of accrual for payroll taxes (1)	(565)	(1,079)
Reduction in interest expense (2)	(788)	(2,547)
Increase in Interest expense	—	245
Reduction in other expense (3)	(113)	(428)
Reduction in income taxes - current	(4,605)	(4,538)
Increase in income taxes - deferred	541	1,646
Total	(5,530)	(6,701)

(1) Included in Personnel costs

(2) Included in Other Income - Interest from Others

(3) Included in Selling, general and administration costs

The statute of limitation period applicable to tax return of the US Branch of the Company, for the year ended March 2006, expired on 15 December 2009 i.e. on expiry of 3 years from the date of filing, which was 15 December 2006. The company has, therefore, reversed the tax exposure reserves for taxes and interest pertaining to the US branch of the Company for the year ended March 2006. Accordingly, the following amounts have been included in the income statement for the year ended 31 December 2009:

	Year ended 31 December 2009	Year ended 31 December 2008
Reversal of interest expense (i)	(558)	—
Decrease in income taxes -current	(3,450)	—
Increase in income taxes -deferred	89	—
Total	(3,919)	—

(i) Included in ‘Other Income’

7                  During the year, the Company received a favourable order from the Income Tax Appellate Tribunal allowing the set off of losses of 10A units against Business Income. Based on the same, the Company has reversed the relevant tax provisions amounting to Rs. 1,144.

8                  Due to adverse market conditions, during the year ended  31 December 2009 the Company reviewed the recoverability of the carrying amount of the IPR. Based on Management’s estimate, the expected discounted cashflows from the use of this IPR is lower than the carrying amount and accordingly, an impairment charge of Rs. 2,376 for the year ended 31 December 2009 has been recorded and included under depreciation in the consolidated profit and loss account. The new cost basis for this IPR as of 31 December 2009 is Rs. 5,176.

9                  In December 2009 the Income tax department has issued draft assessment order for assessment year (A.Y.) 2006-07 disallowing 10A deduction of the Indian Income Tax Act,1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for our BPO operations. The company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the IT Act. Management considers these disallowances as not tenable against the Company, and, therefore, no provision for this tax contingency has been established.

In December 2008 the Company received a Demand of approximately Rs. 4,587 for the A.Y. 2003-04 including an interest demand of Rs. 2,586 and another Demand in January 2009 of approximately Rs. 11,318 for the A.Y. 2005-06 including an interest demand of approximately Rs. 4,220. These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961 as per the earlier assessments. The Company has filed an appeal with the tax authorities and stay of demand has been granted till 28 February 2010 or settlement of appeal whichever is earlier. As per stay of demand order, through December 2009, the Company has paid sum of Rs. 660 for the A.Y. 2003-04 and Rs. 1,710 for the A.Y. 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A of the Act and raised a demand of approximately Rs. 6,302 for A.Y. 2004-05 and Rs. 2,617 for A.Y. 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of A.Y. 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

10            The Finance Act, 2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished.

2

Patni Computer Systems Limited	FPJ
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India. Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

11    Segment Information:

As at 31 December 2009 and for the year then ended

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total

Sales and service income	40,437	94,138	90,707	42,175	47,158	314,615
Sundry debtors	6,269	11,734	18,475	7,924	6,495	50,897
Unbilled revenue	1,047	1,199	3,245	2,523	1,168	9,182
Billings in excess of cost and estimated earnings	(123)	(140)	(1,148)	(465)	(784)	(2,660)
Advance from customers	(152)	(26)	(216)	(115)	(37)	(546)

As at 31 December 2008 and for the year then ended

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total

Sales and service income	40,110	77,474	88,867	55,982	49,294	311,727
Sundry debtors	7,190	12,389	16,129	11,046	7,755	54,509
Unbilled revenue	1,333	1,054	3,962	6,380	2,219	14,948
Billings in excess of cost and estimated earnings	(509)	(109)	(990)	(492)	(825)	(2,925)
Advance from customers	(42)	(24)	(222)	(29)	(334)	(651)

The Group’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

Industry segments of the Company comprise financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities, and technology services (comprising independent software vendors and product engineering). The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant and equipment used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant and equipment and services are used interchangeably between segments.

From 1 January 2009, retail, logistics and transportation segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with  the manufacturing industry practice (now renamed as Manufacturing, Retail and Distribution). This integration of industry practices is mainly due to similar service offerings, as both require large Enterprise Resource Planning (‘ERP’)  implementation with significant work towards supply chain management. Further, Energy and utilities segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with the Communications, Media and Entertainment industry practice (now renamed as Communications, Media and Utilties) as the Business Support Systems (‘BSS’) platform is commonly used in case of these industry practices. With effect from 1 January 2009 “Costs and estimated earnings in excess of billings on uncompleted contracts” has been disclosed as “Unbilled revenue”.

12            The Board has recommended a final dividend of  150% for the year 2009 (2008 : 150%), subject to approval of members.

13            Previous year’s figures have been appropriately reclassified to conform to the current year’s presentations.

14           The above statement of financial results were reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 11 February 2010

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
11 February 2010	Chief Executive Officer

3

Patni Computer Systems Limited	FPJ
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India. Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

Rs. in lakhs

	Quarter Ended 31 December		Year ended 31 December
	2009	2008	2009	2008

Consolidated net income as per Indian GAAP	20,555	5,853	58,661	43,801
Income taxes	(1,095)	1,302	(318)	603
Foreign currency differences	(160)	622	509	731
Employee retirement benefits	116	680	(419)	179
ESOP related Compensation Cost	(77)	(385)	(471)	(1,658)
Impairment of Intangibles	—	—	1,396	—
Business acquisition	(253)	(208)	(903)	(711)
Others	(13)	(34)	(4)	(27)
Total	(1,482)	1,977	(210)	(883)
Consolidated net income as per US GAAP	19,073	7,830	58,451	42,918

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financial statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

4

Patni Computer Systems Limited	FPJ
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India. Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Financial results of Patni Computer Systems Limited for the quarter and year ended 31 December 2009, as per Indian GAAP (Standalone)

Rs. in Lakhs except share data

	Quarter ended 31 December		Year ended 31 December
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Income
Sales and service income	46,293	43,375	173,486	154,102
Other operating income / (loss)	1,912	(5,364)	1,647	792
	48,205	38,011	175,133	154,894
Expenditure
Personnel costs	20,946	20,300	81,247	74,266
Selling, general and administration costs	8,421	8,377	35,922	39,810
Depreciation (net of transfer from revaluation reserves)	2,206	2,253	9,198	8,782
	31,573	30,930	126,367	122,858

Profit from operations before Other Income and Interest	16,632	7,081	48,766	32,036
Other income (See note 6)	1,854	1,681	10,087	9,942
Profit before interest	18,486	8,762	58,853	41,978
Interest costs	120	165	674	648
Profit from Ordinary Activities before tax	18,366	8,597	58,179	41,330

Provision for taxation	(972)	2,308	8,108	5,145
MAT credit entitlement	(1,393)	(718)	(4,342)	(3,204)
Provision for taxation - Fringe benefits	11	141	140	474
Profit after taxation	20,720	6,866	54,273	38,915

Paid up equity share capital (Face value per equity share of Rs. 2 each)	2,583	2,562	2,583	2,562
Reserves excluding revaluation reserves	316,592	249,542	316,592	249,542

Earnings per equity share of Rs. 2 each
- Basic	16.11	5.35	42.32	28.70
- Diluted	15.57	5.34	41.47	28.65
Dividend per share (Face value per equity share of Rs. 2 each)	—	—	3	3

Notes :

1      Investor complaints for the quarter ended 31 December 2009:

Pending as on 1 October 2009	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	10	10	—

2      Statement of Utilisation of ADS Funds as of 31 December 2009

		No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)		12,312,500	466	57,393
Share issue expenses				3,694
Net proceeds				53,699
Deployment :
1	Held as short term investments			10,009
2	Utilised for Capital expenditure for office facilities			42,482
3	Exchange loss			1,208
Total				53,699

3      Total Public Shareholding*

	Year ended 31 December
	2009	2008
- Number of Shares	32,479,658	31,086,629
- Percentage of Shareholding	25.15%	24.27%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement ( excludes shares held by founders and American Depository Receipt shareholders ).

4      Promoters and Promoter group Shareholding

2009
a) Pledge/Encumbered
- Number of shares	Nil
- Percentage of shares (as a % of the total shareholding of promoter group)	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil
B) Non-encumbered
- Number of shares	60,091,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%
- Percentage of shares (as a % of the total share capital of the Company)	46.54%

5

Patni Computer Systems Limited	FPJ
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India. Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Financial results of Patni Computer Systems Limited for the quarter and year ended 31 December 2009, as per Indian GAAP (Standalone) (Contd.)

5                  In December 2008 the Company received a Demand of approximately Rs. 4,587 for the Assessment Year 2003-04 including an interest demand of Rs. 2,586 and another Demand in January 2009 of approximately Rs. 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 4,220. These new demands concern the same issue of disallowance of tax benefits under Section 10A  of the Indian Income Tax Act,1961 as per the earlier assessments. The Company has filed an appeal with the tax authorities and stay of demand has been granted till 28 Feb 2010 or settlement of appeal whichever is earlier.  As per stay of demand order, till December 2009 the Company has paid sum of Rs. 660 for the Assessment Year 2003-04 and Rs. 1,710 for the Assessment year 2005-06 as such the matter is under appeal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected our claim under section 10A and raised a demand  of Rs. 6,302 for AY 2004-05 and Rs. 2,617 for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeal) had allowed the claim under section 10A of the Income Tax Act, 1961.The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of assessment year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In December 2009 the Income tax department has issued draft assessment order for A.Y.2006-07 disallowing 10A deduction  of the Indian Income Tax Act,1961 as per the earlier assessments, as well as making a Transfer Pricing Adjustment for BPO operations of the Company. The Company has filed the objections against the draft order before the Dispute Resolution Panel (DRP) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company and in absence of any demand raised at this juncture, no provision is required.

Certain other income tax related legal proceedings  are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

6      During the year ended 31 December 2008, the US Internal Revenue Service (‘IRS’) completed its assessment of tax returns for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for later years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the year ended 31 December 2008 as change in estimate:

2008
Reversal of interest expense (i)	(1,134)
Increase in interest expense	182
Decrease in income taxes -current	(3,190)
Increase in income taxes -deferred	664
Total	(3,478)

The Statute of limitation period for the March, 2006 tax return of the US Branch of the Company expired in December, 2009 i.e. on expiry of 3 years from the date of filing which was 15th December, 2006. Hence the company has reversed the provision for that year on account of taxes & interest in December, 2009. Accordingly the following amounts have been included in the Income Statement for the year ended 31st December, 2009 on account of above:

2009
Reversal of interest expense (i)	(558)
Increase in interest expense	—
Decrease in income taxes -current	(3,450)
Increase in income taxes -deferred	89
Total	(3,919)

(i) Included in ‘Other Income’

7                 During the year, the Company received a favorable order from the Income Tax Appellate Tribunal allowing the set off of losses of 10A units against Business Income. Based on the same, the Company has reversed the relevant tax provisions amounting to Rs. 1,144.

8                 The Finance Act,2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished.

9                 The Board of directors at the adjourned meeting held on 11 February 2010 recommended a final dividend of 150% for the year 2009, subject to approval of the members.

	Year ended 31 December
	2009	2008
Dividend per share (Par value of Rs. 2 each)	3	3
Percentage	150%	150%

10            Previous period figures have been appropriately reclassified / regrouped to conform to the current period’s presentations.

11            The above statement of financial results were reviewed by the Audit Committee and approved by the Board of Directors at the adjourned meeting held on 11 February 2010.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Mr. Jeya Kumar
11 February 2010	Chief Executive Officer

6

Press Release

Patni’s Net Income* up 21 % for the quarter and 17.5% for 2009

Mumbai, India, February 11, 2010: Patni Computer Systems Limited (Patni) today announced its financial results for the fourth quarter and year ended 31st December 2009

*Important Note: During the current quarter, based on reviews of certain tax positions for previous years, an amount of US$ 11.0 million has been written back. Similarly as stated in our earnings release of Q3 2009 and year 2008, based on prior years tax reviews, provisions of US$ 11.4 million and US$ 18.2 million were reversed in these periods respectively. Consequently, profit after tax has increased by US$ 22.0 million for 2009 and by US$ 18.2 million in 2008. These Variations are referred to as “Extra Ordinary Items” in this press release and have been separately shown as exclusion for non-GAAP presentation in respective lines of gross profit, other income, tax expense and net income, for comparative purposes and should be read together with the reported US GAAP results.

Performance Highlights for the quarter and year ended December 31,2009

•                  Revenues for the quarter at US$ 170.2 million (Rs.7,896.1 million)

•                  Up 1.8% QoQ from US$ 167.2 million (Rs.8,040.2 million)

•                  Revenues for the year at US$ 655.9 million (Rs.30,434.6 million) , down 8.8 % compared to US$ 718.9 million (Rs. 34,923.4  million) for the previous year.

•                  Top Customer contribution towards revenue decreased to 11.1% in Q4 from 11.9% from Q3

•                  Revenue concentration of Top 10 customer also reduced sequentially to 50.9% from 51.4% in Q3.

•                  Operating Income for the quarter at US$ 33.3 million (Rs.1,545.6 million)

•                  Up 22.9% QoQ from US$ 27.1 million (Rs.1,303.1 million)

•                  Operating Income adjusted for Extra Ordinary items was sequentially higher by 28.4% from US$ 25.9 million.

•                  For the year operating income higher by 31.4% at US$ 100.6 million  (Rs.4,669.6 million) against US$ 76.6 million  (Rs. 3,720.1 million) for 2008.

•                  Operating income adjusted for Extra Ordinary items is at US$ 99.5 million for the year, higher by 34.8% against US$ 73.8 million for 2008.

•                  Net Income for the quarter at US$ 40.5 million (Rs.1,878.4 million)

•                  Up 13.5% QoQ from US$ 35.7 million (Rs. 1,715.7 million)

•                  Net Income adjusted for Extra Ordinary items is at US$ 29.4 million for the quarter and was sequentially higher by 21.1% from US$ 24.3 million.

•                  For the year Net income higher by 18.1% at US$ 119.8 million  (Rs.5,557.8 million) against US$ 101.4 million (Rs.4,927.0 million) for 2008.

•                  Net income adjusted for Extra Ordinary items is at US$ 97.8 million for the year, higher by 17.5% against US$ 83.2 million for 2008.

www.patni.com

•                  EPS for the quarter at US$ 0.31 per share (US$ 0.63 per ADS).

•                  EPS adjusted for Extra Ordinary items is at US$ 0.23 per share (US$ 0.46 per ADS)

•                  EPS for the year at US$ 0.93 per share (US$ 1.86 per ADS) as compared to US$ 0.75 per share (US$ 1.50 per ADS) of the previous year.

•                  EPS adjusted for Extra Ordinary items for the year is at US$ 0.76 per share (US$ 1.52 per ADS) as compared to US$ 0.61 per share (US$ 1.23 per ADS)

•                  Dividend of 150 %  recommended for the year 2009

Future Outlook:

•                  Q1 CY2010 Revenues are expected to be at US$ 170 million to US$ 174 million and  Net Income (Excluding the hedging  Gain/Loss) is  expected  to  be  in  the  range  of  US$ 28 million to US$ 29 million

•                  This guidance is based on constant Rupee -USD rate of Rs.46.5.

•                  Mark to Market foreign exchange gain during Q1 2010 is expected to be in the range of US$ 1 million based on current estimates. This may change depending on further currency movements during the quarter and will impact our Net Earnings accordingly.

Management Comments

Mr.Jeya Kumar, Chief Executive Officer, said, “ We are pleased with our execution during 2009 which saw most uncertainty caused by global recession. As the economies globally stabilize we are prepared well and poised for growth. We are now looking at 2010 and beyond with renewed optimism as we expand our services and geographical reach. We remain cautiously optimistic of our growth prospects and are managing our business with due focus on operating and strategic priorities.”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, said, “ We have managed our cost structure and risks well during the year 2009 which is reflected in our operating results. While the market is still thwart with risks of double dip recession, we are positioned well to reap the opportunities. We are working aggressively on creating sustainable competitive advantage and increase market share. We have adequate financial and management scale to grow our business faster through acquisitions.”

Corporate Developments

Appointments:

•                  Derek Kemp takes on role of President - EMEA at Patni to drive regional growth

Patni recently announced the appointment of Derek Kemp as President - EMEA region. In his new role, Derek will spearhead growth in the region, across all verticals, and will be a part of the Executive Leadership team of the company. Prior to being appointed for this role, Derek has been working as Global Industry Head for Communication, Media and Utilities (CMU) at Patni.

•                  Patni appoints Dr. Anil Gupta as EVP and Global Head of Business Operations

Patni recently announced the appointment of Dr. Anil Gupta as Executive Vice President and Global Head of Business Operations to its Leadership Team. At Patni, Anil will be responsible for driving key functions including Sales Operations, Enterprise Resource Planning, Business Continuity, Enterprise Risk Management, Global Travel, IT, Procurement and Facilities.  He will work closely with the CEO, Jeya Kumar, to augment business operations globally in line with Patni’s strategy of IP led verticalised growth and a renewed focus on emerging geographies.

Innovation:

•                  Patni Expands Actuarial BPO Service Offerings

Patni recently announced expansion of its “Actuarial Centre of Excellence” (ACE™) to provide consulting, risk management and actuarial services for Insurance and Financial services companies in an onshore and offshore delivery model. ACE™ provides proven Actuarial expertise and a rich pool of seasoned actuarial consultants in the US, India and Europe to provide customers an optimized and cost-effective solution for improved financial performance.

•                  Patni Introduces Hosted Reconciliation Solution for Global Financial Institutions

Patni announced a new solution to complete the lifecycle management of financial data for diversified, global financial institutions. The Overnight Global Reconciliation Factory (GRF), offered in conjunction with Patni’s Operational Fund Accounting Services (OFA) and Financial Control and Reporting Program (FRP) as a suite of solutions, will alleviate the daunting back office reporting requirements that challenge asset management firms. The solutions, available as a package or individually, enable financial institutions to cut costs and manage fixed expenses, while maintaining a focus on continued growth.

Client Initiatives:

•                  Edwards chooses Patni to provide global enterprise IT support

Edwards, a vacuum equipment manufacturer for the scientific industries, has selected Patni to become a global IT services partner. As part of the deal, Patni has already successfully completed a finance process migration and is currently working with Edwards to provide ongoing IT & BPO services. Edwards will also work with Patni on IT migration projects and other BPO opportunities. In addition, Patni will deliver skills and knowledge in developing and moving complex processes as Edwards reorganises its business operations globally.

•                  Cable & Wireless International and Patni announce successful go live of new customer information system

Cable & Wireless International (CWI) and Patni recently announced the completion of Project Liberate - a system modernisation programme for the CWI full-service telecoms business operating in 38 countries. The programme involved a complete re-engineering of CWI’s existing CIS system.  As a trusted technology partner, Patni was tasked with modernising not only the applications but also the associated processes.

(Figures in Million US$ except EPS and Share Data)

A1) CONSOLIDATED STATEMENT OF INCOME - US GAAP FOR THE YEAR ENDED DECEMBER 31st

	GAAP			NON GAAP 2009				NON GAAP 2008
Particulars	2009 (Unaudited)	2008 (Audited)	Change %	Extra Ordinary Items**		2009 (Excluding Extra Ordinary Items)	Change %	Extra Ordinary Items**		2008 (Excluding Extra Ordinary Items)
Revenue	655.9	718.9	-8.8%	—		655.9	-8.8%	—		718.9
Cost of revenues	405.1	473.6	-14.5%	(1.2	)(1)	406.2	-14.7%	(2.8	)(1)	476.4
Depreciation	16.2	17.7	-8.1%	—		16.2	-8.1%	—		17.7
Gross Profit	234.6	227.6	3.1%	1.2		233.5	3.8%	2.8		224.8
Sales and marketing expenses	53.8	52.6	2.3%	—		53.8	2.3%	—		52.6
General and administrative expenses	68.2	78.5	-13.1%	—		68.2	-13.1%	—		78.5
Provision for doubtful debts and advances	2.3	1.6	39.5%	—		2.3	39.5%	—		1.6
Foreign exchange (gain) / loss, net	9.7	18.4	-47.2%	—		9.7	-47.2%	—		18.4
Operating income	100.6	76.6	31.4%	1.2	(2)	99.5	34.8%	2.8	(2)	73.8
Other income / (expense), net	23.9	30.0	-20.5%	3.0	(3)	20.9	-9.4%	7.0	(3)	23.0
Income before income taxes	124.5	106.6	16.8%	4.2	(4)	120.3	24.3%	9.8	(4)	96.8
Income taxes	4.8	5.2	-8.5%	(17.8	)(5)	22.6	66.2%	(8.4	)(5)	13.6
Net income/(loss)	119.8	101.4	18.1%	22.0	(6)	97.8	17.5%	18.2	(6)	83.2
Earning per share
- Basic	$0.93	$0.75	24.0%			$0.76	24.2%			$0.61
- Diluted	$0.92	$0.75	22.7%			$0.75	22.4%			$0.61
Weighted average number of common shares used in computing earnings per share
- Basic	128,254,916	135,590,677				128,254,916				135,590,677
- Diluted	130,241,085	135,760,422				130,241,085				135,760,422

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME - US GAAP FOR THE QUARTER ENDED

GAAP	Non GAAP Dec 31 2009	Non GAAP Sep 30 2009

Particulars	Dec 31 2009	Dec 31 2008	YoY change %	Sep 30 2009	QoQ change %	Extra Ordinary items**	Dec 31 2009 (Excluding Extra Ordinary Items)	YoY change %	Extra Ordinary items**		Sep 30 2009 (Excluding Extra Ordinary Items)	QoQ change %
Revenue	170.2	176.4	-3.5%	167.2	1.8%	—	170.2	-3.5%	—		167.2	1.8%
Cost of revenues	101.2	112.3	-9.8%	101.1	0.1%	—	101.2	-9.8%	(1.2	)(1)	102.3	-1.0%
Depreciation	4.4	4.0	10.3%	4.0	9.7%	—	4.4	10.3%	—		4.0	9.7%
Gross Profit	64.5	60.1	7.3%	62.0	4.0%	—	64.5	7.3%	1.2		60.9	6.0%
Sales and marketing expenses	14.2	13.2	7.6%	14.2	0.5%	—	14.2	7.6%	—		14.2	0.5%
General and administrative expenses	18.4	18.7	-1.8%	18.0	2.1%	—	18.4	-1.8%	—		18.0	2.1%
Provision for doubtful debts and advances	1.8	0.8	138.7%	0.5	248.7%	—	1.8	138.7%	—		0.5	248.7%
Foreign exchange (gain) / loss, net	(3.2)	12.6	-125.4%	2.3	-241.6%	—	(3.2)	-125.4%	—		2.3	-241.6%
Operating income	33.3	14.8	124.7%	27.1	22.9%	—	33.3	124.7%	1.2	(2)	25.9	28.4%
Other income / (expense), net	4.3	3.7	16.5%	5.9	-27.8%	1.5	2.7	-25.8%	2.1	(3)	3.8	-29.3%
Income before income taxes	37.6	18.5	103.3%	33.0	13.9%	1.5	36.0	95.0%	3.2	(4)	29.8	21.0%
Income taxes	(2.9)	2.4	-220.9%	(2.7)	8.6%	(9.5)	6.6	172.6%	(8.1	)(5)	5.5	20.6%
Net income/(loss)	40.5	16.1	152.1%	35.7	13.5%	11.0	29.4	83.3%	11.4	(6)	24.3	21.1%
Earning per share
- Basic	$0.31	$0.13	151.6%	$0.28	13.0%		$0.23	83.0%			$0.19	20.6%
- Diluted	$0.31	$0.12	144.1%	$0.27	12.2%		$0.22	77.5%			$0.19	19.8%
Weighted average number of common shares used in computing earnings per share
- Basic	128,640,543	128,421,190		128,163,437			128,640,543				128,163,437
- Diluted	132,730,301	128,541,554		131,290,834			132,730,301				131,290,834

**  Reviews of certain tax positions for previous years has resulted in net reversal leading to an increase in 2008 & 2009 Gross Profit, Operating Income and Net Income.

(1) Due to write back of provision for payroll taxes of earlier years

(2) Impact of 1

(3) Due to write back of provision for interest/ penalties of earlier years

(4) Impact of 2 and 3

(5) Due to write back of provision for income tax of earlier years

(6) Impact of 4 and 5

Financial Statements Analysis:

Revenues

Revenues during the quarter were higher by 1.8% sequentially to US$ 170.2 million (Rs.7,896.1 million), from US$ 167.2 million (Rs.8,040.2 million) in the preceding quarter. For the year ended 31st December 2009 the overall revenues were at US$ 655.9 million (Rs.30,434.6 million) ,down 8.8% from 2008. Number of active clients was 272 at year end as compared to 331 at the end of 2008. New clients acquisitions during the quarter were 20. On calendar basis, we have acquired 56 new clients.

Gross Margin

Gross Margins were at 37.9% or US$ 64.5 million (Rs.2,995.1 million) against 37.1% or US$ 62.0 million (Rs.2,983.5 million) in the previous quarter. Gross Margin adjusted for Extra Ordinary Items was at US$ 60.9 million at 36.4% during the previous quarter. Improvement in Gross margin is primarily on account of higher utilization and impact of cost rationalization measures.

Gross Margins for 2009 were at US$ 234.6 million (Rs.10,885.9 million) or 35.8% as compared to US$ 227.6 million (Rs.11,057.7 million) or 31.7% in 2008. Gross Margin adjusted for Extra Ordinary items were at US$ 233.5 million or 35.6% during 2009 as compared to US$ 224.8 million or 31.3% in 2008.

Overall non cash expense is US$ 5.7 million which includes depreciation and amortization expenses of US$ 4.9 million and stock option charge of US$ 0.8 million. Corresponding expense for Q3 was US$ 4.5 million for depreciation and amortization and US$ 0.9 million for stock option charge.

For the year 2009 Non cash expense in CGS were US$ 19.8 million which includes depreciation and amortization expenses of US$ 18.3 million and stock option charge of US$ 1.6 million . Corresponding expense for 2008 was US$ 21.2 million which includes US$ 19.7 million for depreciation and amortization and US$ 1.5 million for stock option charge.

Selling General and Administrative Expenses (SGA Expenses)

Sales and marketing expenses during the quarter were at US$ 14.2 million (Rs.660.1 million) at 8.4% as compared to US$ 14.2 million (Rs.680.8 million) at 8.5% in the previous quarter. On a full year basis sales and marketing expenses were at US$ 53.8 million (Rs.2,495.0 million) or 8.2% as compared to US$ 52.6 million (Rs.2,553.2 million) at 7.3% in 2008.

G&A expenses during the quarter were at US$ 18.4 million (Rs.852.8 million) or 10.8% as compared to US$ 18.0 million (Rs.865.7 million) at 10.8% during the previous quarter. For the year 2009 the total cost of US$ 68.2 million (Rs,3,166.3 million) at 10.4% against the previous year cost of US$ 78.5 million (Rs. 3,813.5 million) at 10.9% during 2008.

Overall non cash expenses is US$ 3.3 million which includes depreciation and amortization expenses at US$ 1.6 million for the quarter as against US$ 2.4 million in Q3 2009 and stock option charge at US$ 1.7 million for the quarter as against 1.5 million in Q3 2009. For the year 2009 non cash expense in SGA were US$ 11.7 million which includes depreciation and amortization expense were at US$ 8.0 million,unchanged as compared to previous year and stock option charge were at US$ 3.7 million as against US$ 2.4 million in 2008.

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange gain for the quarter were at US$ 3.2 million (Rs.148.5 million) as compared to foreign exchange loss of US$ 2.3 million (Rs.108.6 million) during the previous quarter.

For the full year 2009 the total foreign exchange loss stood at US$ 9.7 million (Rs.449.7 million) against a loss of US$ 18.4 million (Rs.891.9 million) in 2008.

The quarter end rate for debtor’s revaluation was Rs.46.52. Outstanding contracts at the end of Q4 2009 were about US$ 320 million which were contracted in the range of Rs.41.1 to Rs 51.2.

Operating Income

Operating Income including foreign exchange gain / loss was at US$ 33.3 million (Rs.1,545.6 million) or at 19.6% during the quarter as compared to US$ 27.1 million or at 16.2% during previous quarter. Operating income adjusted a for Extra Ordinary items is at US$ 25.9 million or at 15.5% during previous quarter.

For the year 2009 Operating income was at US$ 100.6 million (Rs.4,669.6 million) at 15.3% (US$ 99.5 million or 15.2% adjusted for extra ordinary items) against US$ 76.6 million (Rs.3,720.1 million) at 10.7% (US$ 73.8 million or 10.3% adjusted for Extra ordinary items) in 2008.

Other Income

For Q4 CY2009, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 2.5% or US$ 4.3 million (Rs.197.4 million) during the quarter as compared to 3.5% or US$ 5.9 million (Rs.283.4 million) during previous quarter.

Other Income adjusted for Extra ordinary items is at US$ 2.7 million or at 1.6% for the quarter against US$ 3.8 million at 2.3% during previous quarter.

For the year total other income was at US$ 23.9 million (Rs.1,109 million) as compared to US$ 30.0 million (Rs.1,459.7 million) in 2008. Other Income adjusted for Extra Ordinary items is at US$ 20.9 million during 2009 as compared to US$ 23.0 million in 2008.

Profit before Tax

Profit before tax for the quarter at 22.1% was US$ 37.6 million (Rs.1,743.0 million),higher by 13.9% as compared to US$ 33.0 million (Rs.1,586.5 million) during previous quarter. Profit before Tax adjusted for Extra Ordinary is at US$ 36.0 million or at 21.2% for the quarter sequentially higher by 21.0% from US$ 29.8 million.

On a full year basis reported profit before tax was at US$ 124.5 million (Rs.5,778.6 million) at 19.0% as compared to US$ 106.6 million (Rs.5,179.8 million) at 14.8%. Profit before Tax adjusted for Extra Ordinary items is at US$ 120.3 million for the year at 18.3% ,against US$ 96.8 million at 13.5% for 2008.

Income Taxes

Income tax for the quarter was at US$ (-) 2.9 million (Rs.135.5 million). There has been a one time reversal of US$ 9.5 million for the quarter due to statute of limitation. However effective tax rate is at 18.3%.

For the full year overall tax was at US$ 4.8 million (Rs.220.8 million) which was adjusted for Extra Ordinary items was at US$ 22.6 million at effective tax rate of 18.8%.

Net Income

Consequently, net income for the quarter is at 23.8% was US$ 40.5 million (Rs.1,878.4 million), higher by 13.5% as compared to previous quarter net income of US$ 35.7 million (Rs.1,715.7 million). Net Income adjusted for Extra ordinary items at US$ 29.4 million at 17.3% as compared to US$ 24.3 million at 14.5% resulting an increase of 21.1% during previous quarter.

For the year net income is US$ 119.8 million (Rs.5,557.8 million) at 18.3% higher by 18.1% as compared to US$ 101.4 million (Rs.4,927.0 million) for 2008. Net income adjusted for Extra Ordinary items is at US$ 97.8 million for the year, higher by 17.5% against US$ 83.2 million for 2008.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 40.5 million (Rs.1,878.4 million),cash from operating activities was at US$ 48.1 million (Rs.2,231.2  million) net of changes in current assets and liabilities of US $ (-) 0.8 million and non cash charges of US$ 8.5 million. These non cash charges comprise of depreciation and amortization including compensation cost of US$ 9.0 million and other charge of US$ (-)0.6 million.

Net cash used in investing activities was US$ 52.1 million (Rs.2,415.3 million) including capital expenditure of US$ 3.8 million (Rs.177.7 million),net cash invested in securities US$ 48.2 million (Rs.2,237.6 million).

Net cash inflow on financing activities was US$ 5.4 million (Rs.251.2 million) comprising proceeds from common shares issued of US$ 5.5 million (Rs.253.7 million) and US$(-) 0.1 million (Rs.2.5 million) on other financing activities. Over all cash and cash equivalents (including short term investments) post revaluation, were at US$ 439.3 million (Rs.20,384.3 million), as compared to US$ 379.9 million (Rs.18,270.6 million) at the close of Q3 2009.

Receivables at the end of Q4 2009 were at US$109.4 million as compared to US$ 105.6 million at the end of Q3 2009. Number of days outstanding (Including Unbilled) for current quarter was 69 days as compared to 75 days in Q3 2009.

Figures in Million INR except EPS and Share Data

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME : BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	2009	2008	Dec 31 2009	Dec 31 2008	Sep 30 2009
Exchange rate$1 = INR	46.40	48.58	46.40	48.58	48.09
Revenue	30,434.6	34,923.4	7,896.1	8,570.0	8,040.2
Cost of revenues	18,795.7	23,007.5	4,696.9	5,454.8	4,863.8
Depreciation	753.1	858.2	204.1	193.7	192.8
Gross Profit	10,885.9	11,057.7	2,995.1	2,921.5	2,983.5
Sales and marketing expenses	2,495.0	2,553.2	660.1	642.1	680.8
General and administrative expenses	3,166.3	3,813.5	852.8	909.3	865.7
Provision for doubtful debts and advances	105.2	79.0	85.1	37.3	25.3
Foreign exchange (gain) / loss, net	449.7	891.9	(148.5)	612.7	108.6
Operating income	4,669.6	3,720.1	1,545.6	720.1	1,303.1
Other income / (expense), net	1,109.0	1,459.7	197.4	177.4	283.4
Income before income taxes	5,778.6	5,179.8	1,743.0	897.5	1,586.5
Income taxes	220.8	252.8	(135.5)	117.3	(129.2)
Net income/(loss)	5,557.8	4,927.0	1,878.4	780.2	1,715.7
Earning per share
- Basic	43.33	36.44	14.60	6.08	13.39
- Diluted	42.67	36.44	14.15	6.07	13.07
Weighted average number of common shares used in computing earnings per share
- Basic	128,254,916	135,590,677	128,640,543	128,421,190	128,163,437
- Diluted	130,241,085	135,760,422	132,730,301	128,541,554	131,290,834

Important Notes to this release:

•    Fiscal Year

Patni follows a January — December fiscal year. The current review covers the financial and operating performance of the Company for the fourth quarter and year ended December 31, 2009

•    U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•    Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•    Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 6 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•    Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni services its clients through its industry-focused practices, including banking, financial services (BFS) and insurance (I); manufacturing, retail and distribution (MRD); life sciences; communications, media and utilities (CMU), and its technology-focused practices.

With an employee strength of around 13,600; multiple global delivery centers spread across 13 cities worldwide; 28 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 719 million for the year 2008.

Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its clients’ businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 (V 1.2) organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

Patni leverages its vast experience spanning three decades; deep domain expertise; full-spectrum services; and suites of IP-led solutions, methodologies and frameworks; in being an effective business transformation partner to its clients.

For more information on Patni, visit www.patni.com

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

Financial and Operating Information

for the quarter ended December 31, 2009	February 11, 2010

NOTES:

• Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter and year ended December 31, 2009.

• U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

1

Fact Sheet Summary Index

2

Financial and Operating Information
for the quarter ended December 31, 2009	February 11, 2010

A1) CONSOLIDATED STATEMENT OF INCOME  - US GAAP (US$ ‘000)  for the year ended

	GAAP			Non GAAP 2009				Non GAAP 2008
Particulars	2009 (Unaudited)	2008 (Audited)	Change %	Extra Ordinary Items**		2009 (Excluding Extra Ordinary Items)	Change %	Extra Ordinary Items**		2008 (Excluding Extra Ordinary Items)
Revenue	655,918	718,884	-8.8%			655,918	-8.8%			718,884
Cost of revenues	405,079	473,600	-14.5%	(1,158	)(1)	406,237	-14.7%	(2,770	)(1)	476,370
Depreciation	16,230	17,666	-8.1%			16,230	-8.1%			17,666
Gross Profit	234,609	227,618	3.1%	1,158		233,451	3.8%	2,770		224,848
Sales and marketing expenses	53,770	52,557	2.3%			53,770	2.3%			52,557
General and administrative expenses	68,240	78,499	-13.1%			68,240	-13.1%			78,499
Provision for doubtful debts and advances	2,267	1,626	39.5%			2,267	39.5%			1,626
Foreign exchange (gain) / loss, net	9,693	18,359	-47.2%			9,693	-47.2%			18,359
Operating income	100,639	76,577	31.4%	1,158	(2)	99,481	34.8%	2,770	(2)	73,808
Other income / (expense), net	23,900	30,047	-20.5%	3,039	(3)	20,861	-9.4%	7,030	(3)	23,018
Income before income taxes	124,539	106,625	16.8%	4,197	(4)	120,342	24.3%	9,799	(4)	96,826
Income taxes	4,759	5,203	-8.5%	(17,814	)(5)	22,573	66.2%	(8,382	)(5)	13,586
Net income/(loss)	119,780	101,421	18.1%	22,011	(6)	97,769	17.5%	18,181	(6)	83,240
Earning per share
- Basic	$0.93	$0.75	24.0%			$0.76	24.2%			$0.61
- Diluted	$0.92	$0.75	22.7%			$0.75	22.4%			$0.61
Weighted average number of common shares used in computing earnings per share
- Basic	128,254,916	135,590,677				128,254,916				135,590,677
- Diluted	130,241,085	135,760,422				130,241,085				135,760,422

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME - US GAAP (US$ ‘000) for the quarter ended

	GAAP					NON GAAP Dec 31 2009			NON GAAP Sep 30 2009
Particulars	Dec 31 2009	Dec 31 2008	YoY change %	Sep 30 2009	QoQ change %	Extra Ordinary items**	Dec 31 2009 (Excluding Extra Ordinary Items)	YoY change %	Extra Ordinary items**		Sep 30 2009 (Excluding Extra Ordinary Items)	QoQ change %
Revenue	170,174	176,409	-3.5%	167,190	1.8%		170,174	-3.5%			167,190	1.8%
Cost of revenues	101,226	112,284	-9.8%	101,140	0.1%		101,226	-9.8%	(1,158	)(1)	102,298	-1.0%
Depreciation	4,399	3,986	10.3%	4,010	9.7%		4,399	10.3%			4,010	9.7%
Gross Profit	64,549	60,138	7.3%	62,040	4.0%		64,549	7.3%	1,158		60,882	6.0%
Sales and marketing expenses	14,225	13,217	7.6%	14,157	0.5%		14,225	7.6%			14,157	0.5%
General and administrative expenses	18,379	18,718	-1.8%	18,002	2.1%		18,379	-1.8%			18,002	2.1%
Provision for doubtful debts and advances	1,834	768	138.7%	526	248.7%		1,834	138.7%			526	248.7%
Foreign exchange (gain) / loss, net	(3,199)	12,612	-125.4%	2,259	-241.6%		(3,199)	-125.4%			2,259	-241.6%
Operating income	33,310	14,823	124.7%	27,097	22.9%		33,310	124.7%	1,158	(2)	25,939	28.4%
Other income / (expense), net	4,254	3,652	16.5%	5,894	-27.8%	1,544	2,710	-25.8%	2,063	(3)	3,831	-29.3%
Income before income taxes	37,564	18,475	103.3%	32,990	13.9%	1,544	36,020	95.0%	3,221	(4)	29,770	21.0%
Income taxes	(2,919)	2,414	-220.9%	(2,687)	8.6%	(9,500)	6,581	172.6%	(8,144	)(5)	5,456	20.6%
Net income/(loss)	40,483	16,061	152.1%	35,678	13.5%	11,044	29,439	83.3%	11,364	(6)	24,313	21.1%
Earning per share
- Basic	$0.31	$0.13	151.6%	$0.28	13.0%		$0.23	83.0%			$0.19	20.6%
- Diluted	$0.31	$0.12	144.1%	$0.27	12.2%		$0.22	77.5%			$0.19	19.8%
Weighted average number of common shares used in computing earnings per share
- Basic	128,640,543	128,421,190		128,163,437			128,640,543				128,163,437
- Diluted	132,730,301	128,541,554		131,290,834			132,730,301				131,290,834

** Reviews of certain tax positions for previous years has resulted in net reversal leading to an increase in 2008 & 2009 Gross Profit, Operating Income and Net Income.

(1) Due to write back of provision for payroll taxes of earlier years

(2) Impact of 1

(3) Due to write back of provision for interest/ penalties of earlier years

(4) Impact of 2 and 3

(5) Due to write back of provision for income tax of earlier years

(6) Impact of 4 and 5

3

Financial and Operating Information
for the quarter ended December 31, 2009	February 11, 2010

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	31-Dec-09 (Unaudited)	30-Sep-09 (Unaudited)	31-Dec-08 (Audited)
Assets
Total current assets	602,966	546,229	476,385
Goodwill	65,839	65,784	65,309
Intangible assets, net	22,895	23,957	27,073
Property, plant, and equipment, net	147,632	146,324	150,930
Other assets	61,850	52,807	45,645
Total assets	901,181	835,101	765,342
Liabilities
Total current liabilities	110,253	133,234	153,374
Capital lease obligations excluding current installments	91	113	184
Other liabilities	43,803	27,865	40,828
Total liabilities	154,147	161,211	194,386
Total shareholders’ equity	747,034	673,889	570,956
Total liabilities & shareholders’ equity	901,181	835,101	765,342

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	2009 (Unaudited)	2008 (Audited)	Dec 31 2009 (Unaudited)	Sep 30 2009 (Unaudited)	Dec 31 2008 (Unaudited)
Net cash provided by operating activities	137,206	149,343	48,087	34,398	51,250
Net cash used in investing activities	(132,699)	(35,532)	(52,055)	(32,732)	(17,828)
Capital expenditure, net	(18,711)	(39,521)	(3,830)	(2,355)	(3,951)
Investment in securities, net	(113,987)	3,989	(48,225)	(30,377)	(13,877)
Net cash provided / (used) in financing activities	(3,150)	(64,590)	5,414	(571)	(9,794)
Others	(225)	(293)	(53)	(43)	(58)
Common shares issued / (Buy Back)	6,332	(52,855)	5,467	860	(9,735)
Dividend on common shares	(9,257)	(11,441)	(0)	(1,387)	(1)
Net increase / (decrease) in cash and equivalents	1,358	49,222	1,446	1,095	23,628
Effect of exchange rate changes on cash and equivalents	1,963	(21,709)	4,366	(535)	(2,225)
Cash and equivalents at the beginning of the period	60,138	32,626	57,647	57,087	38,736
Cash and equivalents at the end of the period	63,459	60,138	63,459	57,647	60,138

B1)CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter  / period ended

Particulars	2009 (Audited)	2008 (Audited)	YoY Change %	Dec 31 2009 (Unaudited)	Dec 31 2008 (Unaudited)	YoY Change %	Sep 30 2009 (Audited)	QoQ Change %
Sales and service income	31,461,457	31,172,682	0.9%	7,883,311	8,548,282	-7.8%	8,017,247	-1.7%
Other income	1,294,216	1,288,421	0.4%	365,240	(328,311)	-211.2%	201,964	80.8%
Total income	32,755,673	32,461,103	0.9%	8,248,551	8,219,971	0.3%	8,219,211	0.4%
Staff costs	18,357,288	18,328,658	0.2%	4,503,345	5,140,707	-12.4%	4,734,238	-4.9%
Selling, general and administration expenses	8,333,848	9,268,979	-10.1%	1,923,138	2,178,875	-11.7%	1,874,857	2.6%
Interest	77,200	78,959	-2.2%	13,514	24,051	-43.8%	15,531	-13.0%
Total expenditure	26,768,336	27,676,596	-3.3%	6,439,996	7,343,633	-12.3%	6,624,626	-2.8%
Net profit before tax and adjustments	5,987,337	4,784,506	25.1%	1,808,555	876,338	106.4%	1,594,585	13.4%
Provision for taxation	121,195	404,366	-70.0%	(246,964)	290,922	-184.9%	(91,181)	170.9%
Profit/(loss) for the period after taxation	5,866,142	4,380,140	33.9%	2,055,519	585,416	251.1%	1,685,766	21.9%
Profit and loss account, brought forward	18,102,057	14,560,885	24.3%	21,912,675	18,355,424	19.4%	20,226,909	8.3%
Amount available for appropriation	23,968,199	18,941,025	26.5%	23,968,193	18,940,840	26.5%	21,912,675	9.4%
Proposed dividend on equity shares	387,383	384,473	0.8%	387,378	384,315	0.8%	—	0.0%
Dividend on equity shares		—		—	—	0.0%	—	0.0%
Dividend tax	65,836	65,341	0.8%	65,835	65,314	0.8%	—	0.0%
Transfer to general reserve	542,731	389,154	39.5%	542,731	389,154	39.5%	—	0.0%
Profit and loss account, carried forward	22,972,249	18,102,057	26.9%	22,972,249	18,102,057	26.9%	21,912,675	4.8%
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	45.74	32.30	41.6%	15.98	4.56	250.5%	13.15	21.5%
- Diluted	44.93	32.25	39.3%	15.47	4.54	241.0%	12.83	20.6%
Weighted average number of common shares used in computing earnings per share

- Basic	128,254,916	135,590,677		128,640,543	128,421,190		128,163,437
- Diluted	130,560,132	135,815,016		132,877,290	129,060,943		131,413,935

4

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP (RS. ‘000)

Particulars	31-Dec-09	30-Sep-09	31-Dec-08
Assets
Current assets, loans and advances	11,521,915	11,626,250	11,884,024
Goodwill	4,765,305	4,881,590	4,907,344
Fixed assets(Net of Depreciation)	8,269,096	8,448,428	8,985,577
Investments	17,751,943	15,544,306	11,771,334
Deferred tax asset, net	893,334	917,102	945,241
Total assets	43,201,593	41,417,676	38,493,520
Liabilities
Current liabilities and provisions	7,616,163	7,674,864	9,941,121
Secured loans	9,447	11,878	17,548
Deferred tax liability, net	66,589	167,441	133,746
Total liabilities	7,692,199	7,854,183	10,092,415
Total shareholders’ equity	35,509,394	33,563,493	28,401,105
Total liabilities & shareholders’ equity	43,201,593	41,417,676	38,493,520

B3)CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	2009 (Audited)	2008 (Audited)	Dec 31 2009 (Unaudited)	Dec 31 2008 (Unaudited)	Sep 30 2009 (Audited)

Cash flows from / (used in) operating activities (A)	6,124,977	5,814,039	2,241,852	2,168,016	1,491,271

Cash flows used in investing activities (B)	(5,895,967)	(1,002,523)	(2,353,242)	(722,166)	(1,448,150)

Cash flows from / (used in) from financing activities (C)	(199,718)	(2,859,934)	196,153	(398,021)	(10,186)

Effect of changes in exchange rates (D)	(8,420)	(305,689)	95,047	64,814	(330)

Net decrease in cash and cash equivalents during the period (A+B+C+D)	20,872	1,645,892	179,810	1,112,643	32,605

Cash and cash equivalents at the beginning of the period	2,931,750	1,285,857	2,772,812	1,819,107	2,740,207

Cash and cash equivalents at the end of the period	2,952,622	2,931,750	2,952,622	2,931,750	2,772,812

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	2009	2008	Dec 31 2009	Dec 31 2008	Sep 30 2009

Consolidated net income as per Indian GAAP	5,866,100	4,380,116	2,055,400	585,316	1,685,800
Income taxes	(31,800)	60,298	(109,500)	130,198	54,100
Foreign currency differences	50,900	73,078	(16,000)	62,178	18,100
Employee retirement benefits	(41,900)	17,937	11,600	68,037	42,700
ESOP related Compensation Cost	(47,100)	(165,832)	(7,700)	(38,532)	(33,600)
Impairment of Intangible	139,600			—	—
Amortisation of Intangibles , arising on Business acquisition	(90,300)	(71,055)	(25,300)	(20,755)	(26,100)
Others	(500)	(2,720)	(1,300)	(3,420)	(5,500)
Total	(21,100)	(88,293)	(148,200)	197,707	49,700

Consolidated net income as per US GAAP	5,845,000	4,291,822	1,907,200	783,022	1,735,500

5

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	2009	2008	Dec 31 2009	Dec 31 2008	Sep 30 2009
Exchange rate$1 = INR	46.40	48.58	46.40	48.58	48.09
Revenues	30,434,601	34,923,390	7,896,066	8,569,951	8,040,167
Cost of revenues	18,795,688	23,007,511	4,696,878	5,454,773	4,863,834
Depreciation	753,060	858,206	204,114	193,664	192,834
Gross Profit	10,885,852	11,057,673	2,995,073	2,921,515	2,983,500
Sales and marketing expenses	2,494,951	2,553,245	660,054	642,069	680,788
General and administrative expenses	3,166,329	3,813,465	852,782	909,344	865,707
Provision for doubtful debts and advances	105,188	78,979	85,114	37,330	25,296
Foreign exchange (gain) / loss, net	449,749	891,859	(148,452)	612,667	108,630
Operating income	4,669,636	3,720,124	1,545,576	720,105	1,303,078
Other income / (expense), net	1,108,958	1,459,693	197,383	177,415	283,431
Income before income taxes	5,778,593	5,179,816	1,742,959	897,520	1,586,508
Income taxes	220,812	252,781	(135,455)	117,291	(129,226)
Net income/(loss)	5,557,781	4,927,035	1,878,413	780,228	1,715,734
Earning per share
- Basic	43.33	36.44	14.60	6.08	13.39
- Diluted	42.67	36.44	14.15	6.07	13.07
Weighted average number of common shares used in computing earnings per share
- Basic	128,254,916	135,590,677	128,640,543	128,421,190	128,163,437
- Diluted	130,241,085	135,760,422	132,730,301	128,541,554	131,290,834

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	As on 31-Dec-09	As on 30-Sep-09	As on 31-Dec-08
Exchange rate$1 = INR	46.40	48.09	48.58
Assets
Total current assets	27,977,605	26,268,162	23,142,776
Goodwill	3,054,908	3,163,534	3,172,713
Intangible assets, net	1,062,318	1,152,091	1,315,215
Property, plant, and equipment, net	6,850,120	7,036,709	7,332,195
Other assets	2,869,832	2,539,488	2,217,430
Total assets	41,814,783	40,159,985	37,180,329
Liabilities
Total current liabilities	5,115,758	6,407,200	7,450,900
Capital lease obligations excl. installments	4,208	5,452	8,949
Other liabilities	2,032,457	1,340,004	1,983,425
Total liabilities	7,152,423	7,752,656	9,443,274
Total shareholders’ equity	34,662,361	32,407,329	27,737,055
Total liabilities & shareholders’ equity	41,814,783	40,159,985	37,180,329

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	2009	2008	Dec 31 2009	Dec 31 2008	Sep 30 2009
Exchange rate $1 = INR	46.40	48.58	46.40	48.58	48.09
Net cash provided by operating activities	6,366,367	7,255,086	2,231,224	2,489,703	1,654,179
Net cash used in investing activities	(6,157,214)	(1,726,132)	(2,415,343)	(866,086)	(1,574,069)
Capital expenditure, net	(868,202)	(1,919,918)	(177,719)	(191,943)	(113,245)
Investment in securities, net	(5,289,012)	193,786	(2,237,624)	(674,143)	(1,460,824)
Investment in subsidiary, net of cash acquired	—	—	—	—	—
Net cash provided / (used) in financing activities	(146,155)	(3,137,759)	251,208	(475,793)	(27,466)
Others	(10,448)	(14,254)	(2,444)	(2,803)	(2,091)
Common shares issued, net of expenses	293,800	(2,567,709)	253,666	(472,941)	41,338
Dividend on common shares	(429,507)	(555,796)	(14)	(49)	(66,713)
Net increase / (decrease) in cash and equivalents	62,998	2,391,195	67,090	1,147,824	52,645
Effect of exchange rate changes on cash and equivalents	91,080	(1,054,639)	202,601	(108,114)	(25,713)
Cash and equivalents at the beginning of the period	2,790,424	1,584,970	2,674,812	1,881,816	2,745,303
Cash and equivalents at the end of the period	2,944,503	2,921,526	2,944,503	2,921,526	2,772,235

6

E1) REVENUE ANALYSIS

Revenue By Geographical Segments	2009	2008	Dec 31 2009	Sep 30 2009	Dec 31 2008
Americas	80.1%	77.0%	80.5%	80.8%	78.6%
EMEA	14.2%	17.4%	14.0%	13.5%	15.6%
APAC	5.7%	5.6%	5.5%	5.7%	5.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	2009	2008	Dec 31 2009	Sep 30 2009	Dec 31 2008
Insurance	29.7%	24.7%	30.5%	31.2%	27.1%
Manufacturing, Retail and Distribution	29.0%	28.9%	30.3%	28.4%	28.8%
Financial Services	12.8%	12.8%	12.0%	12.3%	12.9%
Communications,Media & Utilities	13.5%	17.9%	12.3%	13.5%	15.5%
Product Engineering Services	15.0%	15.8%	14.8%	14.6%	15.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	2009	2008	Dec 31 2009	Sep 30 2009	Dec 31 2008
Application Development & Maintenance	65.2%	63.8%	65.8%	65.0%	64.6%
Package software implementation	13.3%	14.5%	12.8%	12.9%	13.5%
Product Engineering Services	11.2%	11.2%	11.2%	11.1%	11.3%
Infrastructure Management Services	4.9%	4.9%	5.3%	6.0%	5.0%
Business Process Outsourcing	5.4%	5.6%	4.8%	5.0%	5.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	2009	2008	Dec 31 2009	Sep 30 2009	Dec 31 2008
Time and Material	59.4%	64.0%	57.6%	57.6%	62.2%
Fixed Price (including Fixed Price SLA)	40.6%	36.0%	42.4%	42.4%	37.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulars	2009	2008	Dec 31 2009	Sep 30 2009	Dec 31 2008
Top client	11.9%	10.7%	11.1%	11.9%	11.0%
Top 5 Clients	36.5%	32.7%	37.0%	38.3%	34.6%
Top 10 Clients	49.7%	45.6%	50.9%	51.4%	48.7%
Client data
No of $1 million clients	92	92	92	92	92
No of $5 million clients	26	30	26	27	30
No of $10 million clients	15	19	15	16	19
No of $50 million clients	2	2	2	2	2
No of new clients	56	100	20	7	18
No. of active Clients	272	331	272	283	331
% of Repeat Business	94.0%	93.0%	93.7%	93.6%	93.1%

E3) REVENUE MIX AND UTILIZATION

	2009	2008	Dec 31 2009	Sep 30 2009	Dec 31 2008
Efforts
Onsite	27.4%	28.7%	26.9%	26.8%	28.7%
Offshore	72.6%	71.3%	73.1%	73.2%	71.3%

Revenue
Onsite	55.8%	59.3%	54.9%	55.1%	58.6%
Offshore	44.2%	40.7%	45.1%	44.9%	41.4%

Utilization	74.9%	72.1%	77.4%	77.0%	73.1%

7

E4) EMPLOYEE METRICS

	2009	2008	Dec 31 2009	Sep 30 2009	Dec 31 2008
Total Employees	13,995	14,894	13,995	13,607	14,894
Offshore	11,264	11,928	11,264	10,843	11,928
Onsite	2,731	2,966	2,731	2,764	2,966
Total	13,995	14,894	13,995	13,607	14,894

Sales & Support Staff	1,484	1,563	1,484	1,520	1,563
Net Additions	(899)	(51)	388	(173)	193
Attrition (LTM) excluding BPO	13.7%	18.6%	13.7%	11.3%	18.6%

E5) FACILITIES - INDIA INFRASTRUCTURE (as on Dec 31, 2009)

	Operational**		Under Construction/Furnishing
Location	Built Up Area (Sq ft)	No. of Seats	Built Up Area (Sq ft)	No. of Seats
Mumbai	183,648	1,842	—	—
Navi Mumbai	267,411	3,190	—	—
Airoli	462,845	4,452	—	—
Pune	306,020	3,276	—	—
Gandhinagar	37,014	404	—	—
Noida	501,100	3,756	—	—
Hyderabad	97,497	757	—	—
Bangalore	114,330	1,249	—	—
Chennai	148,000	1,190	—	—
	2,117,865	20,116	—	—

** Owned plus leased

E6) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	2009	2008	Dec 31 2009	Sep 30 2009	Dec 31 2008
Rupee
Period end rate	46.52	48.75	46.52	48.10	48.75
Period average rate	48.35	43.75	46.62	48.38	49.74
Other Currencies (Average Rate)
AUD	0.79	0.85	0.91	0.83	0.67
EURO	1.39	1.47	1.48	1.43	1.32
GBP	1.57	1.85	1.64	1.64	1.57
YEN	0.01	0.01	0.01	0.01	0.01

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: February 11, 2010	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary